UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A
(Amendment No. 1)
Under the Securities Exchange Act of 1934

PEREGRINE SEMICONDUCTOR CORPORATION
(Name of Issuer)

COMMON STOCK ($0.001 par value)
(Title of Class of Securities)

71366R703
(CUSIP Number)

December 31, 2013
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐   Rule 13d-1(b)

☐   Rule 13d-1(c)

☒  Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 71366R703

1	NAME OF REPORTING PERSONS RIDGEWOOD PEREGRINE LLC 76-0772197
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware
NUMBER OF SHARES	5	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 53,997 (See Item 4)
EACH REPORTING	7	SOLE DISPOSITIVE POWER 0
PERSON WITH	8	SHARED DISPOSITIVE POWER 53,997 (See Item 4)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 53,997 (See Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.2%
12	TYPE OF REPORTING PERSON PN

CUSIP No. 71366R703

1	NAME OF REPORTING PERSONS RIDGEWOOD VENTURE MANAGEMENT CORPORATION 22-3740307
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware
NUMBER OF SHARES	5	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 53,997 (See Item 4)
EACH REPORTING	7	SOLE DISPOSITIVE POWER 0
PERSON WITH	8	SHARED DISPOSITIVE POWER 53,997 (See Item 4)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 53,997 (See Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.2%
12	TYPE OF REPORTING PERSON CO

CUSIP No. 71366R703

1	NAME OF REPORTING PERSONS ROBERT E. SWANSON
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES	5	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 53,997 (See Item 4)
EACH REPORTING	7	SOLE DISPOSITIVE POWER 0
PERSON WITH	8	SHARED DISPOSITIVE POWER 53,997 (See Item 4)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 53,997 (See item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.2%
12	TYPE OF REPORTING PERSON IN

CUSIP No. 71366R703

1	NAME OF REPORTING PERSONS ROBERT L. GOLD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES	5	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 53,997 (See Item 4)
EACH REPORTING	7	SOLE DISPOSITIVE POWER 0
PERSON WITH	8	SHARED DISPOSITIVE POWER 53,997 (Item 4)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 53,997 (See Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.2%
12	TYPE OF REPORTING PERSON IN

CUSIP No. 71366R703

1	NAME OF REPORTING PERSONS JEFFREY H. STRASBERG
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES	5	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 53,997 (See Item 4)
EACH REPORTING	7	SOLE DISPOSITIVE POWER 0
PERSON WITH	8	SHARED DISPOSITIVE POWER 53,997 (See Item 4)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 53,997 (See Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.2%
12	TYPE OF REPORTING PERSON IN

Item 1(a).  Name of Issuer: Peregrine Semiconductor Corporation

Item 1(b).  Address of Issuer’s Principal Executive Offices:

9380 Carroll Park Drive
San Diego, CA 92121

Item 2(a).  Name of Person Filing:

RIDGEWOOD PEREGRINE, LLC (RP)
RIDGEWOOD VENTURE MANAGEMENT CORPORATION (RVMC)
ROBERT E. SWANSON (RES)
ROBERT L. GOLD (RLG)
JEFFREY H. STRASBERG (JHS)

The foregoing entities and individuals are collectively referred to as the “Reporting Persons”.  RVMC is the Manager of RP. RES, RLG and JHS are officers of RVMC designated with Voting Authority of RP’s shares of Issuer.

The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed with this Schedule 13G as Exhibit A, pursuant to which the Reporting Persons have agreed to file this Schedule 13G jointly in accordance with the provisions of Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended.

Item 2(b).  Address of Principal Business Office or, if None, Residence:

14 Philips Parkway
Montvale, NJ 07645

Item 2(c).  Citizenship:

RES, RLG and JHS are citizens of U.S.A.
RP and RVMC are a Delaware limited liability company and a corporation, respectively.

Item 2(d).  Title of Class of Securities: Common Stock ($0.001 par value)

Item 2(e).  CUSIP Number: 71366R703

Item 3. If This Statement is Filed Pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), Check Whether the Person Filing is a: Not Applicable

(a)	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).

(b)	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	A parent holding company or control person in accordance with §240.13d-1(b)(ii)(G);

(h)	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);

(j)	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.  Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)  Amount beneficially owned: RP owns 53,997 shares of Peregrine Semiconductor Corporation and RVMC, RES, RLG and JHS may be deemed to beneficially own 53,997 shares of Peregrine Semiconductor Corporation as of December 31, 2013.

(b) Percent of class:

RP:                   0.2%
RVMC:            0.2%
RES:                0.2%
RLG:                0.2%
JHS:                 0.2%

(c) Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote

N/A

(ii) Shared power to vote or to direct the vote

RP:                   53,997 shares
RVMC:            53,997 shares
RES:                53,997 shares
RLG:                53,997 shares
JHS:                 53,997 shares

(iii) Sole power to dispose or to direct the disposition of

N/A

(iv) Shared power to dispose or to direct the disposition of

RP:                   53,997 shares
RVMC:            53,997 shares
RES:                53,997 shares
RLG:                53,997 shares
JHS:                 53,997 shares

Each of RMVC, RES, RLG and JHS disclaim beneficial ownership of any shares of common stock of Peregrine Semiconductor Corporation except to the extent of his or her pecuniary interest therein, and this report shall not be deemed an admission that RMVC, RES, RLG or JHS is the beneficial owner of any shares of common stock of Peregrine Semiconductor Corporation for purposes of Section 16 of the Exchange Act, or for any other purpose.

Item 5.               Ownership of Five Percent or Less of a Class.

Not Applicable

Item 6.               Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable

Item 8.  Identification and Classification of Members of the Group.

Not Applicable

Item 9.  Notice of Dissolution of Group.

Not Applicable

Item 10. Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.
SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 23, 2014

RIDGEWOOD PEREGRINE, LLC, a Delaware limited liability company

By: RIDGEWOOD VENTURE MANAGEMENT CORPORATION, Its Manager

By:	/s/ ROBERT L. GOLD
Robert L. Gold, President

RIDGEWOOD VENTURE MANAGEMENT CORPORATION, a Delaware corporation

By:	/s/ ROBERT L. GOLD
Robert. L Gold, President

/s/ ROBERT E. SWANSON
Robert E. Swanson

/s/ ROBERT L. GOLD
Robert L. Gold

/s/ JEFFREY H. STRASBERG
Jeffrey H. Strasberg

EXHIBIT INDEX
Found on Sequentially
Exhibit	Numbered Page

Exhibit A: Agreement of Joint Filing	12

EXHIBIT A
Agreement of Joint Filing

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him, her or it contained herein, but shall not be responsible for the completeness and accuracy of the information concerning the other entities or persons, except to the extent that he, she or it knows or has reason to believe that such information is inaccurate.

Date: January 23, 2014

RIDGEWOOD PEREGRINE, LLC	/s/ ROBERT L. GOLD
By RIDGEWOOD VENTURE MANAGEMENT CORP	Robert L. Gold
Its Manager

RIDGEWOOD VENTURE MANAGEMENT CORP	/s/ ROBERT L. GOLD
Robert L. Gold, President

ROBERT E. SWANSON	/s/ ROBERT E. SWANSON
Robert E. Swanson

ROBERT L. GOLD	/s/ ROBERT L. GOLD
Robert L. Gold

JEFFREY H. STRASBERG	/s/ JEFFREY H. STRASBERG
Jeffrey H. Strasberg